Exhibit 1.02

Quantum Fuel Systems Technologies Worldwide, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013

This Conflict Minerals Report of Quantum Fuel Systems Technologies Worldwide, Inc. (“Quantum,” “we,” “our” or “us”) for the period January 1, 2013 through December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). Unless otherwise defined herein, capitalized terms have the meaning ascribed to those terms in the Rule and the Exchange Act Release No. 34-67716.
Company Overview
We are a developer and manufacturer of compressed natural gas fuel storage systems and the integration of vehicle system technologies including engine and vehicle control systems and drivetrains. Our principal products include storage tanks and packaged fuel storage modules and systems for a variety of heavy, medium and light-duty trucks and passenger vehicles.

Reasonable Country of Origin Inquiry
We conducted a reasonable country of origin inquiry (RCOI) to determine whether necessary Conflict Minerals in the form of tantalum, tin, tungsten and/or gold originated from the Democratic Republic of the Congo or an adjoining country (Covered Countries). We do not directly purchase any conflict minerals so our RCOI was based on an Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Minerals Reporting Template (Template) survey of our entire supplier base whose products could contain conflict minerals.
Based on our RCOI, we concluded that some of the Conflict Minerals contained in our products could have originated in the Covered Countries and may not be from recycled or scrap sources. As such, pursuant to the Rule, we conducted due diligence on the source and chain of custody of those Conflict Minerals.
Due Diligence Process
Our due diligence process is being designed in a manner to conform with the framework in The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition and the related Supplements for gold and for tin, tantalum and tungsten (OECD Guidance).
The following provides a summary of our due diligence procedures performed for the reporting period:

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Included a conflict minerals reporting obligation in our Supplier Quality Assurance Requirements that is part of each purchase order we issue to a supplier that obligates the supplier to engage in due diligence in their supply chain;

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Established an internal team for conflict minerals compliance. The team includes members of Quality and Environment, Purchasing, SEC Reporting and Legal. This team reviews implementation efforts and results of due diligence with Senior Management;

•	Identified product suppliers that supply products that are necessary to the functionality or production of our products;

•	Maintained records related to our conflict minerals due diligence efforts;

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Incorporated requirements related to conflict minerals using the Template on supplier purchase orders to require our suppliers to complete the EICC-GeSI survey, designed to identify the smelters and refiners that process the necessary conflict minerals in our process;

•	Contacted direct suppliers that did not provide a completed Template;

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Reviewed submitted Templates and compared smelters and refiners identified against the list of facilities that have received a "DRC conflict free" designation by Conflict Free Sourcing Initiative's (CFSI) Conflict Free Smelter List;

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Designed and adopted a risk management strategy to identify the suppliers which supply products that contain conflict minerals and collect smelter data. As we become aware of instances where conflict minerals in our supply chain potentially finance armed groups, as defined in the Rule, we will work with our suppliers to find alternate conflict-free sources.

Results of Due Diligence
We identified 42 direct suppliers whose parts of components could contain Conflict Minerals. We relied on these suppliers to provide us with information about the source of the Conflict Minerals contained in the components supplied to us. Many of our suppliers informed us that they too are reliant upon information provided by their suppliers.
We received responses from 90% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses. We worked directly with these suppliers to provide revised responses.
Responses included the names of 457 entities listed by our suppliers as smelters or refiners. We compared these facilities to the CFSI list of smelters and determined that 190 of the 457 entities are listed by CFSI as Conflict-Free. Three of the 457 entities were reported to source from the Covered Countries, of which all are listed by CFSI as Conflict-Free.
Based on our due diligence process described above, we have determined that our necessary conflict minerals are "DRC Conflict Undeterminable." We have reached this conclusion because we have not been able to determine with reasonable certainty the origin of all of the Conflict Minerals used in our products.
Risk Mitigation Steps for 2014
During 2014, the steps we intend to take to improve our RCOI and due diligence procedures and mitigate the risk that our necessary conflict minerals benefit armed groups include:

•	Augmenting our Supplier Quality Assurance Requirements with a Conflict Mineral Policy, which we will make publicly available on our corporate website;

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Improving supplier communications regarding our expectations and requirements of them with regard to supply chain management and due diligence and conflict mineral reporting obligations and compliance;

•	Working with the EICC and other relevant trade associations to define and improve best practices in the supply chain in accordance with the OECD guidance; and

•	For suppliers that fail or refuse to comply with our conflict minerals compliance requirements or provide incomplete information, we will seek an alternative supply source.